Mail Stop 4561

April 28, 2008

James G. Graham
President and Chief Executive Officer
Waccamaw Bankshares, Inc.
110 N. Powell Boulevard
Whiteville, NC 28472

>   **Re: Waccamaw Bankshares, Inc.**
>   **Item 4.01 Form 8-K/A**
>   **Filed April 25, 2008**
>   **File No. 001-33046**

Dear Mr. Graham:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Benjamin Phippen
Staff Accountant